EXHIBIT 16.1

May 23, 2014

Andrew Aird
Tap Resources, Inc
112 North Curry Street
Carson City, NV 89703

Dear Mr. Aird:

Effective today, May 23, 2014, we will cease our services as your independent auditor. We have reached this decision reluctantly and after substantial deliberation. As a result of our resignation, you are required to file a Form 8-K with the SEC disclosing this matter.

We have reviewed your account and wish to notify you that you have a balance due of $2,000 related to the review of the financial statements for the period ended February 28, 2014. Payment in full is due immediately. For your convenience, a copy of the outstanding invoice is attached.

In the event we are required to provide future services related to the company or on behalf of the company, additional charges will be assessed and payment will be required upon receipt or prior to commencing work.

Thank you for your time. We look forward to assisting you with the transition to your new accountants. If you have any questions regarding this letter or require additional information, please contact our office at the number listed below.

Sincerely,

De Joya Griffith, LLC
Certified Public Accountants

Corporate Headquarters: De Joya Griffith, LLC
2580 Anthem Village Drive, Henderson, NV 89052 Phone: (702) 563-1600 Fax: (702) 920-8049